EXHIBIT 10.1

CLECO CORPORATION
2000 LONG-TERM INCENTIVE COMPENSATION PLAN
Amendment No. 5
(Corrective Section 409A Amendment)

Whereas, Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), maintains the Cleco Corporation 2000 Long-Term Incentive Compensation Plan, which plan was first effective as of January 1, 2000, and has thereafter been amended from time to time (the "Plan");

Whereas, certain awards made or permitted under such Plan may constitute "deferred compensation" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the Plan was previously amended in connection therewith;

Whereas, the Company now desires to supplement and correct such earlier amendment;

Now, Therefore, Section 12.11 of the Plan, providing for the deferral of grants and awards under the Plan, shall be deleted and such section marked "Reserved," effective as of January 1, 2009.

This Amendment No. 5 was approved by the Board of Directors of Cleco Corporation on December 5, 2008, to be effective as of the date or dates set forth herein.

Cleco Corporation

By: /s/ George W. Bausewine

Its: Senior Vice President, Corporate Services

Date: December 5, 2008